

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-Mail
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd., #2987
Las Vegas, NV 89107

       Re: Pacific Gold Corp.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed April 2, 2012
              Proxy Statement on Schedule 14A
              Filed October 5, 2012
              File No. 000-32629

Dear Mr. Landau:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ James Lopez (for)

                                      John Reynolds
                                      Assistant Director